UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-38313

Amber International Holding Limited

(Translation of registrant’s name into English)

1 Wallich Street, #30-02 Guoco Tower, Singapore 078881

Tel: +65 60220228

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

EXPLANATORY NOTE

As previously announced, iClick Interactive Asia Group Limited (“iClick”) consummated a merger (the “Merger”) with Amber DWM Holding Limited (“Amber DWM”) on March 12, 2025, with Amber DWM continuing as the surviving entity and becoming a wholly-owned subsidiary of the iClick, and iClick being renamed Amber International Holding Limited.

In connection with the Merger, Amber DWM changed its fiscal year end from June 30 to December 31, effective for the fiscal year beginning January 1, 2025, to align with the fiscal year end of Amber International Holding Limited (previously known as iClick).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Amber International Holding Limited

By:	/s/ Josephine Ngai
Name:	Josephine Ngai
Title:	Chief Financial Officer

Date: April 8, 2025

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